

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 19, 2024

Robert D. Bondurant
President and Chief Executive Officer
Martin Midstream Partners L.P.
4200 B Stone Road
Kilgore, TX 75662

> **Re: Martin Midstream Partners L.P.**
> **Schedule 13E-3 filed October 25, 2024**
> **File No. 005-80397**
> **Preliminary Proxy Statement on Schedule 14A filed October 25, 2024**
> **File No. 000-50056**

Dear Robert D. Bondurant:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed October 25, 2024
Background of the Merger, page 28

1.  Refer to the following disclosure throughout this section indicating that:
    - in the fall of 2023, "Parent began considering a potential transaction to acquire the Partnership, and in November 2023, Parent engaged [...] counsel in connection with a potential transaction;"
    - on January 3, 2024, the Chief Legal Officer and General Counsel of Parent and the General Partner contacted the Chairman of the Conflicts Committee "to discuss the possibility of the Proposed Transaction and to suggest that the Conflicts Committee commence the process to interview and engage independent financial and legal advisors with respect thereto;"
    - in February and March 2024, representatives of Parent engaged in discussions

with financial advisors regarding the potential to provide financing for the Proposed Transaction; and

- in April and May 2024, representatives of Parent continued discussions with financial advisors regarding the Proposed Transaction.

Please tell us why the Parent Group Support Entities, Mr. Martin, and Senterfitt did not file an amendment to their respective Schedules 13D until May 24, 2024, the day Parent submitted a non-binding proposal to acquire all of the outstanding Common Units.

Reasons for the GP Board's Recommendation, page 56

2.      The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail.  See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise this section to include the factors described in paragraphs (c) of Item 1014, as well as clauses (iv) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the GP Board's fairness determination.  If the procedural safeguards in Item 1014(c) were not considered, please explain why the GP Board believes the Rule 13e-3 transaction is fair in the absence of such safeguards.

This comment also applies to the disclosure in the section captioned "Position of the Buyer Filing Parties as to the Fairness of the Merger" beginning on page 75 with respect to paragraph (c) and clause (vi) of Instruction 2 to Item 1014.

Unaudited Financial Projections of the Partnership, page 59

3.      We note your reference on page 62 to the "summary of the financial projections prepared by management of the General Partner on behalf of the Partnership." Please include in this section the full set of financial projections.

Houlihan Lokey Opinion to the Conflicts Committee, page 63

4.      Disclosure on page 63 indicates that Houlihan Lokey's opinion was furnished for the use of the Conflicts Committee in connection with its evaluation of the Merger "and may not be used for any other purpose without Houlihan Lokey's prior written consent."  Please disclose that Houlihan Lokey has consented to the use of its materials in the filing.

Financial Analyses, page 66

5.      Refer to the following statement in the first paragraph of this section: "[t]he summary of Houlihan Lokey's analyses is not a complete description of the analyses underlying Houlihan Lokey's opinion." Please revise to remove the implication that this summary presented in your filing is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, summaries must be complete in describing all material analyses or terms. You may direct investors to read exhibits or annexes for a more complete discussion.

Miscellaneous, page 69

6.      Please revise this section to quantify any compensation received in the past two years, or to be received, by Houlihan Lokey and its affiliates as a result of its relationship with the Partnership, the Conflicts Committee, or their respective affiliates. In this regard, we note your disclosure on page 30 that the "Conflicts Committee selected Houlihan Lokey to act as its financial advisor on the basis of" Houlihan Lokey's "familiarity with the Partnership and its business and experience with the Conflicts Committee." Refer to Item 9 of Schedule 13E-3, Item 1015(b)(4) of Regulation M-A, and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 217.01.

Where You Can Find More Information, page 134

7.      Please note that Schedule 14A does not permit general "forward incorporation" of documents to be filed in the future. The proxy statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the proxy statement must be amended to specifically list any such future filings. Please revise. See Note D of Schedule 14A.

General

8.      Please attach a preliminary form of proxy to the preliminary proxy statement.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-551-3444.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions